Viral Films Media, LLC

Financial Statements

May 15, 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

VIRAL FILMS MEDIA, LLC

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Viral Films Media, LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Viral Films Media, LLC (the •Company,), which comprise the balance sheet as of May 15, 2019, and the related statements of operations and members• equity, and cash flows, for the period from January 28, 2019 (inception) to May 15, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management•s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant•s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant•s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

May 28, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

VIRAL FILMS MEDIA, LLC

Balance Sheet
May 15, 2019

<u>Assets</u>

Cash	$	297,423
Total assets	$	297,423

<u>Liabilities and Members' Equity</u>

Liabilities	$	-
Members' equity		297,423
Total liabilities and members' equity	$	297,423

See report of independent accountants and accompanying notes to the financial statements.

VIRAL FILMS MEDIA, LLC

Statement of Operations and Members• Equity
For the period from January 28, 2019 (inception) to May 15, 2019

Revenues	$	-
Expenses		2,597
Net loss		(2,597)
Members' equity, beginning of period		-
Members' contributions		300,020
Members' equity, end of period	$	297,423

See report of independent accountants and accompanying notes to the financial statements.

VIRAL FILMS MEDIA, LLC

Statement of Cash Flows
For the period from January 28, 2019 (inception) to May 15, 2019

Cash flows used in operating activities:		
Net loss	$	(2,597)
Cash flows provided by financing activities:		
Members' contributions		300,020
Net change in cash		297,423
Cash, beginning of period		-
Cash, end of period	$	297,423

See report of independent accountants and accompanying notes to the financial statements.

VIRAL FILMS MEDIA, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Viral Films Media, LLC (the •Company,) was organized in the state of Delaware on January 28, 2019 and operates out of Atlanta, Georgia with the intent of operating as a film studio focusing on the development and monetization of a single film property.

    Management•s Plans: The Company's strategic plan for 2019 is the operation and successful monetization and development of a single film. The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as member contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods reported. Actual results could differ from those estimates.

    Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Credit Risk: The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

    Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company•s taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

    Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

    Subsequent Events: Management has evaluated subsequent events through May 28, 2019, the date the financial statements were available to be issued, and has determined that no disclosures are necessary.

2. **Members• Equity:**

    Pursuant to the Company•s operating agreement, the Company issued a total of 1,134,082 membership units for consideration totaling $300,020 as follows: Class A ƒ 600,000; Class C ƒ 34,082; Class D ƒ 500,000. No Class B units have been issued as of May 15, 2019.

    Class A units receive profit distribution and liquidation priority over Class B units, Class C units, and Class D units and receive voting rights equal to one vote per share within its respective class. Class A as a whole has a 33.3% voting interest. A total of 600,000 Class A units are authorized to be issued. An increase in authorized units can be approved by the Board as needed.

    Class B units receive profit distribution and liquidation priority over Class C units, and Class D units and receive no voting rights. A total of 1,570,000 Class B units are authorized to be issued. An increase in authorized units can be approved by the Board as needed.

    Class C units receive profit distribution and liquidation priority over Class D units and receive voting rights equal to one vote per share within its respective class. Class C as a whole has a 33.3% voting interest.

    Class D units receive voting rights equal to one vote per share within its respective class. Class D as a whole has a 33.3% voting interest. Class D unit holders also have the right to recoup their initial capital whether through profits or liquidation.